UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 28, 2017

(Date of Report (Date of earliest event reported))

HYLETE, INC.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

564 Stevens Avenue, Solana Beach, CA	92075
(Address of principal executive offices)	(ZIP Code)

858-225-8998

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On November 28, 2017, Garrett Potter resigned from his position as Chief Financial Officer of Hylete, Inc. (the “Company”), effective December 8, 2017. Ronald Wilson, the Company’s CEO, will serve as the Company’s principal financial officer and principal accounting officer after Mr. Potter’s departure.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, INC.

By: /s/ Ronald Wilson

Name: Ronald Wilson

Title: Chief Executive Officer

Date: November 28, 2017

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